UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-07977

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NORDSON HOURLY-RATED EMPLOYEES’ SAVINGS TRUST PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nordson Corporation, 28601 Clemens Road, Westlake, Ohio 44145

Report of Independent Registered Public Accounting Firm

To the Plan Administrator, Retirement Committee, and Plan Participants

Nordson Hourly-Rated Employees’ Savings Trust Plan

Westlake, Ohio

Opinion on the Financial Statements

We have audited the accompanying Statement of Net Assets Available for Benefits of the Nordson Hourly-Rated Employees’ Savings Trust Plan (“Plan”) as of December 31, 2018 and 2017, and the related Statement of Changes in Net Assets Available for Benefits for the years then ended, and the related notes and supplemental schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2018 and Schedule of Reportable Transactions for the year ended December 31, 2018, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. This supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Meaden & Moore, Ltd.

We have served as the Plan’s auditor since 2006.

Cleveland, Ohio

June 26, 2019

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

Nordson Hourly-Rated Employees’ Savings Trust Plan

	December 31
	2018	2017
ASSETS
Investments, at fair value:	$18,558,751	$23,223,446

Receivables:
Employer contributions	43,891	44,921
Notes receivable from participants	558,746	547,868
Dividends	16,888	14,341

Total Receivables	619,525	607,130

TOTAL ASSETS	19,178,276	23,830,576

LIABILITIES	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$19,178,276	$23,830,576

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Nordson Hourly-Rated Employees’ Savings Trust Plan

	Year Ended December 31
	2018	2017
Additions to Net Assets Attributed to:
Contributions:
Employer	$264,096	$304,781
Employee	618,804	713,092
Rollover	116,070	11,884

Total Contributions	998,970	1,029,757

Interest income - notes receivable from participants	26,822	27,236

Investment Income:
Interest and dividend income	925,074	986,772
Net unrealized/realized appreciation (depreciation)	(2,428,403)	2,861,662

Net Investment Income (Loss)	(1,503,329)	3,848,434

Deductions from Net Assets Attributed to:
Benefits paid to participants	3,821,187	3,370,195
Expenses	22,966	22,917

Total Deductions	3,844,153	3,393,112

Net Increase (Decrease) Before Transfers	(4,321,690)	1,512,315

Transfer (to) from Another Plan:
Nordson Corporation Union Employees Stock Ownership Plan	20,938	269,499
Nordson Employees’ Savings Trust Plan	(351,548)	—

Total Transfers	(330,610)	269,499

Net Increase (Decrease)	(4,652,300)	1,781,814

Net Assets Available for Benefits:
Beginning of the Year	23,830,576	22,048,762

End of the Year	$19,178,276	$23,830,576

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

Nordson Hourly-Rated Employees’ Savings Trust Plan

1	Description of Plan

The following description of the Nordson Hourly-Rated Employees’ Savings Trust Plan (“Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General:

The Plan, which began April 16, 1962, is a defined contribution plan covering certain hourly employees of Nordson Corporation (“Company”) covered by a collective bargaining agreement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan was restated effective January 1, 2016 to incorporate all prior amendments and state the terms of the related trust in a separate agreement.

The Plan was amended December 1, 2017 to add Roth contributions and Roth Conversion contributions. Effective January 1, 2018, the Plan was amended to add a direct asset contribution process. Effective April 2, 2018, the Plan was amended to modify the process for handling claims and appeals.

Eligibility:

Certain hourly-rated, full-time, domestic employees of the Company, who are covered by a collective bargaining agreement, are eligible to participate in the Plan beginning with the first payroll period 180 days after completion of one hour of service.

Contributions:

Participants may elect between 1% and 30% of their compensation to be contributed to the Plan by the Company. Effective December 1, 2017, participant contributions can be designated as a Roth contribution, a pre-tax contribution or a combination of the two types of participant contributions. Certain higher-paid participants may be limited to a lesser percentage. New employees will be auto-enrolled into the Plan with pre-tax contributions of 3% of their compensation.

Participant pre-tax contributions are automatically increased by 1% each year until a contribution rate of 6% is reached. The automatic enrollment provision does not apply to Roth 401(k) contributions. Participants can opt out of the automatic increase program.

Post-tax Employee Contribution - Participants may elect between 1% and 5% of their compensation to be contributed to the Plan by the Company. Certain higher-paid participants may be limited to a lesser percentage.

NOTES TO FINANCIAL STATEMENTS

Nordson Hourly-Rated Employees’ Savings Trust Plan

1	Description of Plan, Continued

Contributions, Continued:

Total pre-tax, Roth and post-tax employee contributions may not exceed 30%.

Employer Contributions - The Company makes contributions equal to 50% of each participant’s contributions, which were attributable to the first 6% of compensation, subject to Plan restrictions. In addition, the Company makes an annual contribution in an amount equal to 1% of annual pensionable earnings into the account of each participant hired on or after November 1, 2004, provided that the employee is employed as of December 31.

The Company may also make additional discretionary contributions for any Plan Year, if authorized by its Board of Directors.

Rollover contributions from other plans are also accepted, provided certain specified conditions are met.

Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code, as defined in the Plan agreement.

Participants’ Accounts:

A separate account in each fund is maintained for each participant. The account balances for participants are adjusted periodically as follows:

a)	As of the date with respect to which the contribution was earned.

b)	Daily for a pro rata share of each respective Fund’s net investment income, determined by the percentage increase or decrease in the value of the Fund using a synthetic net asset value approach.

c)

Annually for a pro rata share of forfeitures, determined by the ratio that each active participant’s deferral or contribution percentage in effect on the last day of the Plan year (not to exceed 3%) bears to the sum of the deferral or contribution percentages for all active participants.

Vesting:

Participants are fully vested in all employee contributions and rollover contributions and the related gains and losses. Participants vest in employer contributions (adjusted for gains and losses) 33 1/3% for each year of service.

NOTES TO FINANCIAL STATEMENTS

Nordson Hourly-Rated Employees’ Savings Trust Plan

1	Description of Plan, Continued

Forfeitures:

Forfeitures due to termination from the Plan before a participant is 100% vested shall be allocated to remaining participants. Forfeitures are available for allocation after the earlier of a five-year period commencing from the date on which the participant’s employment was terminated or upon the participant requesting a distribution. Forfeitures available to be allocated are fully allocated to the remaining participants. Forfeitures allocated were $5 (2018) and $924 (2017). Forfeitures available to be allocated were $1,407 (2018) and $5 (2017).

Notes Receivable from Participants:

Notes receivable are permitted under certain circumstances and are subject to limitations. Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Notes receivable are repaid over a period not to exceed five years.

The notes are secured by the balance in the participant’s account and bear interest at rates established by the Company. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits:

Upon retirement after age 55 or death or disability, if earlier, the balance in the separate account is paid to the participant or his beneficiaries either in a lump sum or installments. A participant who has attained age 59 1/2 can also elect to withdraw amounts from his separate account. Until distribution, each account shall participate in the allocation of earnings and appreciation or depreciation of assets.

If the employment of a participant is terminated for any cause other than death or total disability prior to the attainment of the age of 55 years, any distribution will be based on the number of years the participant participated in the Plan. The portion of the account to be distributed will be equal to all the employee’s contributions and related earnings, plus 33 1/3% of the remainder of the balance (the employer’s matching contribution, forfeitures and related earnings) in the separate account for each full year of participation in the Plan up to 100%.

Benefit payments to participants are recorded upon distribution.

Investment Options:

Each participant may direct that all of his contributions and, when the participant is fully vested or attains age 55, all matching employer contributions, be invested jointly in 1% increments in any of the investment funds offered by the Plan. For participants not fully vested and less than 55 years old, all Company matching contributions are deposited in the Nordson Match Stock Fund. A participant who has completed at least three years of service may elect to have his separate account, which is attributable to employer matching contributions and invested in the Nordson Match Stock Fund, transferred to any other investment option.

NOTES TO FINANCIAL STATEMENTS

Nordson Hourly-Rated Employees’ Savings Trust Plan

2	Summary of Significant Accounting Policies

Basis of Accounting:

The Plan’s transactions are reported on the accrual basis of accounting.

Investment Valuation:

Investments are reported at fair value. Investments in equity and debt securities traded on a national exchange and mutual funds are valued at the market price on the last business day of the Plan year. Securities traded in the over-the-counter market are valued at the mean between the last reported bid and ask prices. Deposits under group annuity contracts are valued at the fair value, as reported by the insurance companies. Guaranteed investment contracts are valued at contract value which represents contributions and reinvested income, less any withdrawals plus accrued interest. Contract value approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Interest is calculated and paid using money market interest rates on late transfers of money between the various funds. This is done to record the proper investment earnings within each fund.

Notes Receivable from Participants:

Notes receivable from participants are valued at unpaid principal balance plus any accrued, but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2018 or 2017. Delinquent participant loans are deemed distributions based on the terms of the Plan document.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTES TO FINANCIAL STATEMENTS

Nordson Hourly-Rated Employees’ Savings Trust Plan

2	Summary of Significant Accounting Policies, Continued

Risks and Uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Recent Accounting Pronouncements:

In August 2018, the Financial Accounting Standards Board issued Accounting Standards Update No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement (ASU 2018-13). This standard eliminates, adds and modifies certain disclosure requirements for fair value measurements. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019 with early adoption permitted. Management is currently evaluating the impact of the pending adoption of ASU 2018-13 on the Plan’s financial statements.

3	Tax Status

On December 29, 2016, the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan’s Administrator and tax counsel believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan Administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2018, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress.

NOTES TO FINANCIAL STATEMENTS

Nordson Hourly-Rated Employees’ Savings Trust Plan

4	Fair Value Measurements

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be reported at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of nonperformance.

The guidance also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair value are described as follows:

*	Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

*

Level 2: Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

*	Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used to measure fair value of assets held in the Plan. There have been no changes in the methodologies used at December 31, 2018 and 2017.

Mutual Funds: The mutual funds are public investment vehicles valued using the net asset value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund. The NAV is a quoted price in an active market, thus the mutual funds are classified within Level 1 of the hierarchy.

NOTES TO FINANCIAL STATEMENTS

Nordson Hourly-Rated Employees’ Savings Trust Plan

4	Fair Value Measurements, Continued

Money Market Funds: The money market funds are public investment vehicles that are valued with a NAV of $1. This NAV is a quoted price in an active market, thus these investments are classified within Level 1 of the hierarchy.

Common/Collective Funds: Common/collective funds are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the assets owned by the funds, less liabilities. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the common/collective funds, the investment advisor reserves the right to temporarily delay withdrawal from the funds in order to ensure that securities liquidations will be carried out in an orderly business manner. These investments are not quoted on an active market.

Nordson Corporation Common Stock: The stock is valued at the closing price reported on the NASDAQ stock exchange and is classified within Level 1 of the hierarchy.

Investment Contracts: These are investments in group annuity contracts with Mass Mutual, which guarantee a fixed interest rate each year. The assets are valued at the fair value, as reported by Mass Mutual. This value is calculated monthly and is the sum of amounts invested, less withdrawals, plus interest computed at the guaranteed interest rate. These contracts do not hold any specific assets. These investments are classified within Level 3 of the hierarchy.

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2018:

	Fair Value Measurements Using Input Type:
	Level 1	Level 2	Level 3	Total
Money Market Funds	$952,846	$—	$—	$952,846
Mutual Funds	3,810,055	—	—	3,810,055
Investment Contracts	—	—	3,501,816	3,501,816
Nordson Corporation Common Stock	5,758,637	—	—	5,758,637

Total Investments in the Fair Value Hierarchy	$10,521,538	$—	$3,501,816	14,023,354

Investments measured at Net Asset Value:
Common/Collective Funds				4,535,397

Total Investments at Fair Value				$18,558,751

NOTES TO FINANCIAL STATEMENTS

Nordson Hourly-Rated Employees’ Savings Trust Plan

4	Fair Value Measurements, Continued

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2017:

	Fair Value Measurements Using Input Type:
	Level 1	Level 2	Level 3	Total
Money Market Fund	$980,770	$—	$—	$980,770
Mutual Funds	8,824,373	—	—	8,824,373
Investment Contracts	—	—	4,650,089	4,650,089
Nordson Corporation Common Stock	6,998,652	—	—	6,998,652

Total Investments in the Fair Value Hierarchy	$16,803,795	$—	$4,650,089	21,453,884

Investments measured at Net Asset Value:
Common/Collective Funds				1,769,562

Total Investments at Fair Value				$23,223,446

The table below sets forth the changes in fair value of the Plan’s Level 3 assets for the years ended December 31, 2018 and 2017:

Investment Contracts	2018	2017
Balance - Beginning of the Year	$4,650,089	$4,513,658
Investment income	121,060	135,389
Purchases	21,136	6,762
Sales	(1,290,469)	(5,720)

Balance - End of the Year	$3,501,816	$4,650,089

The following table represents the Plan’s Level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the ranges of value for those inputs:

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values	Weighted Average
Investment contracts	$3,501,816 (2018); $4,650,089 (2017)	Amounts invested, less withdrawals, plus interest at guaranteed rate	Guaranteed interest rate	3.0% for 2018 and 2017	N/A

NOTES TO FINANCIAL STATEMENTS

Nordson Hourly-Rated Employees’ Savings Trust Plan

5	Non-Participant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to non-participant-directed investments, which are included within the Nordson Corporation Stock Fund and Wells Fargo Advantage Government Money Market Fund, is as follows:

	2018	2017
Nordson Match Stock Fund
Net Assets:
Nordson Corporation Common Stock	$778,599	$1,098,106
Wells Fargo Advantage Government Money Market Fund	21,875	35,607
Dividend receivable	2,283	2,250

	$802,757	$1,135,963

Changes in Net Assets:
Contributions	$36,735	$40,545
Interest and dividend income	8,688	8,472
Net unrealized/realized appreciation (depreciation)	(193,903)	275,145
Distributions to participants	(166,164)	(160,892)
Net transfers to participant-directed funds	(18,561)	(13,728)

	$(333,205)	$149,542

6	Party-in-Interest Transactions

Certain legal, accounting and administrative expenses are paid by the Company. The Plan also invests in the common stock of the Company. John Hancock Retirement Plan Services (“John Hancock”) provides certain administrative services to the Plan pursuant to a service agreement between the Company and John Hancock. John Hancock receives revenue from certain mutual fund companies or other investment providers pursuant to service agreements that John Hancock maintains in connection with services provided to the Plan. The revenue is used to offset certain amounts owed to John Hancock for its administrative services to the Plan. If the revenue received by John Hancock exceeds the required amount under the Plan’s service agreement, the excess is remitted to the Plan as a service fee credit, which is used to pay administrative expenses of the Plan. To the extent that the service fee credits exceed the Plan’s administrative expense, the excess will be allocated on an annual basis to participants with account balances as of March 31 of the following year. In addition, the Plan has arrangements with various service providers and these arrangements qualify as party-in-interest transacations.

NOTES TO FINANCIAL STATEMENTS

Nordson Hourly-Rated Employees’ Savings Trust Plan

7	Diversification

An employee who has participated under the Nordson Corporation Union Employees Stock Ownership Plan for 10 or more years and has attained age 55 may elect, within the 90-day election period following the close of each Plan year during his qualified period, to transfer up to 25% of the aggregate balance of his separate account from the Nordson Corporation Union Employees Stock Ownership Plan to the Nordson Hourly-Rated Employees’ Savings Trust Plan. For the last Plan year in his qualified period, he may elect to transfer up to 50% of the aggregate balance of his separate account. The qualified period is the six Plan year period beginning with the Plan year following the Plan year in which the participant attains age 55 or completes 10 years as a participant, whichever is later.

8	Subsequent Events

Management evaluates events occurring through the date the financial statements are available to be issued in determining the accounting for and disclosure of transactions and events that affect the financial statements.

Effective January 1, 2019, participant pre-tax contributions will automatically increase by 1% each year until a contribution rate of 10%. Participants can opt out of the automatic increase program.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Form 5500, Schedule H, Part IV, Line 4i

Nordson Hourly-Rated Employees’ Savings Trust Plan

EIN 34-0590250

Plan Number 015

December 31, 2018

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		(d) Cost**	(e) Current Value
	KeyBank NA Managed Guaranteed Investment Contract Fund	1,366	Shares, Guaranteed Investment Contract	N/A	$37,120
	Loomis Sayles Core Plus Bond Fund (Class Y)	22,530	Shares, Mutual Fund	N/A	282,971
	Mainstay Balanced Fund (Class I)	35,056	Shares, Mutual Fund	N/A	974,217
	Mainstay Large Cap Growth (Class I)	173,113	Shares, Mutual Fund	N/A	1,457,613
	Mass Mutual #30237401	3.00%	Group Annuity Contract #30237401	N/A	3,365,690
	Mass Mutual #30237402	3.00%	Group Annuity Contract #30237402	N/A	136,126
	MFS Institutional International Equity Fund	4,325	Shares, Mutual Fund	N/A	96,842
	MFS International New Discovery Fund (Class R4)	32,065	Shares, Mutual Fund	N/A	931,800
*	Nordson Corporation Common Stock	6,524	Shares, Common Stock	$548,859	778,599
*	Nordson Corporation Common Stock	41,726	Shares, Common Stock	N/A	4,980,038
	Northern Trust Collective Extended Equity Market Index Fund Non-Lending (Tier II)	2,258	Shares, Collective Fund	N/A	469,480
	Northern Trust S&P 500 Index Fund Non-Lending	5,248	Shares, Collective Fund	N/A	1,473,377
	Northern Trust Focus 2015 Fund – Tier M	946	Shares, Collective Fund	N/A	150,907
	Northern Trust Focus 2020 Fund – Tier M	6,532	Shares, Collective Fund	N/A	1,069,612
	Northern Trust Focus 2025 Fund – Tier M	295	Shares, Collective Fund	N/A	49,829
	Northern Trust Focus 2030 Fund – Tier M	925	Shares, Collective Fund	N/A	162,522
	Northern Trust Focus 2035 Fund – Tier M	141	Shares, Collective Fund	N/A	25,722
	Northern Trust Focus 2040 Fund – Tier M	32	Shares, Collective Fund	N/A	5,928
	Northern Trust Focus 2045 Fund – Tier M	70	Shares, Collective Fund	N/A	12,808
	Northern Trust Focus 2050 Fund – Tier M	1,169	Shares, Collective Fund	N/A	214,049
	Northern Trust Focus 2055 Fund – Tier M	274	Shares, Collective Fund	N/A	48,741
	T. Rowe Price Institutional Large Cap Value Fund	3,378	Shares, Mutual Fund	N/A	66,610
	Vanguard Mid Cap Index Fund (Institutional Class)	0	Shares, Mutual Fund	N/A	2
	Wellington SMID Cap Research Equity Portfolio (Series 1)	65,697	Shares, Collective Fund	N/A	815,302
	Wells Fargo Advantage Government Money Market Fund	21,875	Shares, Money Market Fund	$21,875	21,875
	Wells Fargo Advantage Government Money Market Fund	139,917	Shares, Money Market Fund	N/A	139,917
	Wells Fargo Government Money Market Fund (Class Inst)	791,054	Shares, Money Market Fund	N/A	791,054

					18,558,751
*	Participant loans	Participant loans (interest ranging from 3.25% to 7.50%)		N/A	558,746

					$19,117,497

*	Party-in-interest to the Plan.

**	Historical cost provided only for non-participant-directed investments.

SCHEDULE OF REPORTABLE TRANSACTIONS

Form 5500, Schedule H, Part IV, Line 4j

Nordson Hourly-Rated Employees’ Savings Trust Plan

EIN 34-0590250

Plan Number 015

December 31, 2018

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expense Incurred with Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain (Loss)
Category (iii)	Series of transactions of the same issue in excess of 5% of plan assets

John Hancock Trust Company LLC	Wells Fargo Advantage Government Money Market Fund	$2,654,258	$—	$—	$—	$2,654,258	$2,654,258	$—

John Hancock Trust Company LLC	Wells Fargo Advantage Government Money Market Fund	$—	$2,736,222	$—	$—	$2,736,222	$2,736,222	$—

Exhibits

The following exhibit is filed herewith:

Exhibit No.

23-a	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NORDSON HOURLY-RATED EMPLOYEES’ SAVINGS TRUST PLAN

Date: June 26, 2019

	By	/s/ Gregory A. Thaxton
Gregory A. Thaxton
Executive Vice President and Chief Financial Officer
Nordson Corporation